October 26, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Fund, LLC
(File Nos. 333-199318 and 811-22973)

Ladies and Gentlemen:

We are filing today via EDGAR Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 pursuant to the requirements of the Securities Act of 1933, as amended, and Amendment No. 4 to the Registration Statement on Form N-2 pursuant to the requirements of the Investment Company Act of 1940, as amended, on behalf of AMG Pantheon Fund, LLC (the “Fund”), a Delaware limited liability company.

A registration fee of $58,100 was previously paid by the Registrant.

Please direct any questions or comments regarding this filing to the undersigned at (617) 951-7326. Thank you for your attention in this matter.

Very truly yours,

/s/ Nathan D. Somogie

Nathan Somogie

cc:	Mark J. Duggan, AMG Funds LLC
Gregory C. Davis